Exhibit 99.2

Dear Shareholders

I am writing to you to discuss some significant changes that are being made to the capital structure of Under Armour. When Under Armour went public in 2005, we created a dual-class stock structure under which I own Class B shares that have greater voting power. This dual-class structure meant that I would retain control over significant decisions impacting Under Armour’s future, allowing our team to focus on driving long-term growth and developing game-changing innovative products, as we continue on our path to become the number one global athletic brand.

I believe this dual-class structure has served us well, and since the time of our IPO we have consistently beat expectations and delivered incredible performance for our stockholders. Our net revenues have grown from $281 million in 2005 to $3.1 billion in 2014, and our net income increased from $19.7 million to $208 million, each representing a compound annual growth rate of 30%. At the same time, the stock price of our Class A shares (as adjusted for the two stock splits we have completed to date) has increased from $3.25 at the time of our IPO to $81.29 per share, which was the closing price of our Class A stock on June 12, 2015, representing an increase of approximately 2,401%. Compare that to the S&P 500 Index, which grew by 68% over the same time period.

Underlying this strong performance, our mission has always been simple: To Make All Athletes Better. That mission has been the driving force that has propelled us to become far more than a compression T-shirt company – we are now a fully integrated, global athletic brand committed to keeping innovation and performance at the heart of everything we do. Since I sold my first T-shirt out of my grandmother’s basement in Georgetown nearly 20 years ago, Under Armour has been my passion. I am only 42 years old, and there is much more to do in the years to come.

Importantly, I want to ensure that our corporate governance structure continues to support these efforts and keeps us focused on our mission. Our current dual-class voting structure is set to end when I own less than 15% of our total Class A and Class B shares outstanding. Dilution from regular employee equity-based compensation and other possible dilution, such as stock-based acquisitions or equity financings, as well as any sales of stock by me, bring us closer to this 15% sunset provision and could ultimately undermine our current governance structure.

After careful consideration by a Special Committee of independent Board members and our Board of Directors, as well as advice from outside legal and financial advisors, the Board has agreed that maintaining our founder-led approach is in the best interests of Under Armour and all of its stockholders. Accordingly, Under Armour today announced plans to create a new class of non-voting stock—Class C common stock—which will be listed on the NYSE. These shares will be distributed through a stock dividend to all existing stockholders. The owner of each existing share of our common stock will receive one new share of the non-voting stock, giving investors twice the number of shares they had before. This is effectively a two-for-one stock split – something we have done twice in the past three years, though not with a new class of stock.

These non-voting shares will give us a new form of currency for corporate uses, including equity-based employee compensation and stock-based acquisitions. The change will also allow me the flexibility of selling these non-voting shares of Under Armour over time while maintaining our founder-led approach. One thing to keep in mind is that immediately after the Class C dividend, all stockholders, including me, will retain the same voting interests they hold prior to the dividend. The dividend is designed to maintain our governance structure over the long-term, not result in any immediate changes to any stockholder’s voting power.

I love Under Armour, and I would like stockholders to know that I am very committed to our company. Through my ownership of my founder’s shares, I have benefited, along with all of Under Armour’s stockholders, from the incredible growth we have realized in the value of Under Armour’s stock over the years. My personal long-term financial success does not come from my compensation as CEO, but is driven almost entirely by the performance and success of our stock. To that end, the Special Committee required a number of governance changes designed to ensure this continued alignment with our stockholders, which I have agreed to support. These changes include the following:

•	There will be a cap on how many shares I can sell in any year while maintaining the dual-class voting structure.

•	If I leave Under Armour, the dual-class voting structure would end.

•	I have signed a non-compete agreement, which I did not have before, and it will last for 5 years if I were to leave.

•	Our charter will be amended to enhance provisions that help ensure that all stockholders are treated fairly from an economic perspective in change of control transactions, and that implement certain other governance related changes designed to benefit stockholders. These governance changes include heightened independence requirements for Board members, and agreeing not to use certain exemptions available to controlled companies under stock exchange listing standards.

Today Under Armour filed a preliminary proxy statement with the SEC, which contains further details regarding the Class C stock, as well as the process our Board of Directors undertook in reaching its decision to create the Class C stock, require my non-compete agreement and recommend other changes to our charter. A definitive proxy statement that will be delivered to stockholders will follow in the coming weeks.

I am honored that so many of you have put your trust in me and in Under Armour, and I recognize the tremendous responsibility that rests on our shoulders. I am excited for what lies ahead and will continue to do my best to build Under Armour to new heights as we continue to focus on Making All Athletes Better Through Passion, Design and the Relentless Pursuit of Innovation.

Kevin Plank,

Chairman, CEO and Founder

Under Armour

June 15, 2015

Note About Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Under Armour’s planned dividend of shares of a new Class C common stock, its charter amendments and the upcoming special meeting of Under Armour’s stockholders expected to be held on August 26, 2015 (the “Special Meeting”). These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause actual events to differ materially from those reflected in the forward-looking statements. Factors that could affect expectations and assumptions include, among others, the timing of the declaration of the Class C common stock dividend.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the solicitation of proxies from stockholders for the Special Meeting. Under Armour intends to file with the Securities and Exchange Commission (the “SEC”) and make available to the holders of Under Armour common stock as of the record date for the Special Meeting a proxy statement containing important information relating to certain stock and governance related amendments to Under Armour’s charter and other matters to be considered by the stockholders of Under Armour at the Special Meeting (the “Proposals”). BEFORE MAKING ANY VOTING DECISION, UNDER ARMOUR’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE PROPOSALS.

Investors will be able to obtain the proxy statement and other relevant materials, when available, free of charge at the SEC’s website (http://www.sec.gov). In addition, documents filed with the SEC by Under Armour, including the proxy statement when available, will be available free of charge from Under Armour at Under Armour’s website (http://www.uabiz.com), or by writing to Under Armour, Inc., 1020 Hull Street, Baltimore, Maryland 21230, Attn: Secretary.

Participants in the Solicitation

Under Armour and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Under Armour’s stockholders with respect to the Proposals to be considered at the Special Meeting. Information regarding the names, affiliations, and direct or indirect interests (by security holdings or otherwise) of these individuals will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. Stockholders can find information about Under Armour and its directors and executive officers and their ownership of Under Armour’s common stock in Under Armour’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its definitive proxy statement for the 2015 annual meeting filed with the SEC on March 13, 2015. Additional information regarding the interests of these individuals in the Proposals and their ownership of Under Armour’s common stock will also be included in the definitive proxy statement for the Special Meeting.

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